EXHIBIT 17
September 22, 2005


Mr. Kevin E. Kreisler
Chairman of the Board Veridium Corp.
I Jasper Street
Paterson, NJ 07522

Dear Kevin:

We the undersigned members of the Board of Directors ("Board") of Veridium Corp. ("Veridium") have submitted individual letters of resignation from the Board based upon a request from you, the Chairman. By this letter, we wish to set down on paper for the record the circumstances of our resignations.

Based on conversations between us and you commencing on September 6, 2005, it is our understanding that you intend to pursue, based on your control of GreenShift Corp., the majority shareholder of Veridium, additional financing for Veridium through complicated and involved mechanisms that have not been fully presented to nor reviewed with the Board and cannot be in the time you have available. As a result, we as Board members cannot render in a timely manner a reasoned analysis of the financing that would be sufficient to judge whether it is in the best interest of Veridium and its shareholders.

In addition, the Board is not in a position at this time to thoroughly consider the implications of the financing, which we understand also involves one or more of your personal affiliates.

Because of your interest and intent in proceeding rapidly and our inability to approve as a Board the actions you propose, we feel we must offer our resignations, which we have individually done.

Thank you for the opportunity to serve Veridium in the past.

Sincerely yours,
                                 /s/James Green
                                 ----------------------
                                    James Green
/s/ James Hanrahan
-------------------------
    James Hanrahan               /s/ Richard Krablin
                                 ----------------------
                                     Richard Krablin
/s/ Stephen Lewen
-------------------------
    Stephen Lewen